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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36472

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spectrum Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Link, Murrel & Chang LP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SPECTRUM ASSET MANAGEMENT, INC.

AGREED UPON PROCEDURES

NOVEMBER 7, 2011

SEC
Mail Processing
Section

DEC 30 2011

Washington, DC
125

Link Murrel & Chang, LLP
A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

Report of Independent Accountants

To the Board of Directors of
Spectrum Asset Management, Inc.
Newport Beach, California

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Advisers Act of 1940, that Spectrum Asset Management, Inc. (the "Company") complied with paragraph (a)(1) of Rule 206(4)-2 of the Investment Advisers Act of 1940 (the "Act") as of November 7, 2011 and complied with Rule 204-2(b) of the Act during the period from October 21, 2010 to November 7, 2011. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests which were performed for a client account as of November 7, 2011:

- Reading contract provisions with qualified custodian;
- Obtain Company's statement of client account without prior notice to management;
- Confirmation of cash and securities held by qualified custodian either under the client's name or in the name of the Company as agent or trustee for clients;
- Reconciliation of cash and securities to books and records of client account maintained by the Company;
- Confirmation with client of the detail of cash and securities held as of the date of examination by the Company on behalf of such client and contributions and withdrawals of cash and securities to and from the account, and reconciliation of confirmations received to the Company's books and records;

Certified Public Accountants 18831 Bardeen Ave., Suite 200 Irvine, CA 92612-1520 949-261-1120 FAX 949-261-7014

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements, including the Company's identification of "securities" as defined by Section 202(a)(18) of the Act and its determination of "client" and "custody" as defined by Rules 203(b)(3)-1 and 206(4)-(d)(2), respectively, under the Act.

In our opinion, management's assertion that Spectrum Asset Management, Inc. was in compliance with the requirements of paragraph (a)(1) of Rule 206(4)-2 of the Investment Advisers Act of 1940 as of November 7, 2011, and has complied with Rule 204-2(b) of the Act for the period from October 21, 2010 through November 7, 2011, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Spectrum Asset Management, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Link, Murrel & Chang

Irvine, California
December 14, 2011